Exhibit 12(a)(1)(iv) to Schedule TO

May 31, 2002

        Enclosed is a notice of a special meeting of the Series A Preferred shareholders of Williams Controls, Inc. and a proxy card. The purpose of the meeting is to ask you to approve the creation and issuance of two new series of preferred stock of Williams Controls. This approval is the first step of a transaction that will involve an offer to exchange your shares of Series A Preferred Stock of Williams Controls for shares of the newly created Series A-1 Preferred Stock, and the sale of Series B Preferred Stock by Williams Controls to new investors. Within the next few days, you will receive an offering document that will describe the transaction in detail. In the meantime, if you have any questions, please don't hesitate to contact either Mike Taglish at 1-800-383-8464 of Doug Hailey at 1-802-244-169, both of Taglish Brothers.